August 16, 2019

Vipin K. Garg
Chief Executive Officer
Altimmune, Inc.
910 Clopper Road, Suite 201S
Gaithersburg, Maryland, 20878

       Re: Altimmune, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 9, 2019
           File No. 001-32587

Dear Dr. Garg:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 9, 2019

Proposal 5 -- Approval of the Issuance of our Common Stock in Connection with Milestone
Payments..., page 27

1. We note that your proposal to approve the issuance of common stock in connection with future milestone payments is a result of your merger with Spitfire Pharma, Inc. Please revise your proxy statement to provide all of the information relating to Spitfire and the merger that is required by Items 11, 13 and 14 of Schedule 14A, as applicable. Please refer to Note A of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Vipin K. Garg
Altimmune, Inc.
August 16, 2019
Page 2



       Please contact Irene Paik at 202-551-6553 or Joe McCann at 202-551-6262 with any questions.



                                                        Sincerely,
FirstName LastNameVipin K. Garg
                                                        Division of Corporation
Finance
Comapany NameAltimmune, Inc.
                                                        Office of Healthcare &
Insurance
August 16, 2019 Page 2
cc:       Joseph C. Theis, Jr. - Goodwin Procter LLP
FirstName LastName